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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25

                                                 Commission File Number: 1-11873

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K and Form 10-KSB  |_| Form 20-F   |_|Form 11-K
|X|Form 10-Q and Form 10-QSB   |_| Form N-SAR

         For Period Ended: MARCH 31, 2001
                           --------------
|_|Transition Report on Form 10-K             |_|Transition Report on Form 10-Q
|_|Transition Report on Form 20-F             |_|Transition Report on Form N-SAR
|_|Transition Report on Form 11-K
         For Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:  K2 Digital, Inc.
Former name if applicable:  K2 Design, Inc.

Address of principal executive office (STREET AND NUMBER): 30 Broad Street, 16th Floor City, state and zip code: New York, New York 10004

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
|X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is seeking the extension because management's discussion and analysis of the financial condition and results of operations of the Registrant cannot be completed at this time due to the pendency of a certain material transaction, the impact of which will materially alter the liquidity and capital resources disclosure included therein. The Registrant expects to either enter into this material transaction or terminate discussions with respect to the transaction within five days of the date hereof, at which point the Registrant will submit the Form 10-QSB which is the subject of this filing.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: David Warburg, Esq., (212) 944-1515.

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| YES   |_| NO

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| YES    |_|NO

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

      Net revenues for the three months ended March 31, 2001 decreased by approximately 41.8% compared to the same quarter in 2000. In the 2001 first quarter, net revenues were approximately $865,900 compared to $1,488,800 in the 2000 first quarter, or a decrease of approximately $622,900, due to lower than anticipated revenues in the 2001 first quarter. As a result, the operating loss for the Registrant for the three months ended March 31, 2001, inclusive of charges associated with an abandoned merger transaction was approximately ($1,890,100) as compared to an operating loss of approximately ($332,000) for the three months ended March 31, 2000.

                                K2 Digital, Inc.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2001                           By:   /S/  GARY W. BROWN
                                                  -----------------------------
                                                  Name: Gary W. Brown
                                                  Title: Chief Operating Officer